Exhibit 99.1
Wolseley plc — Voting Rights and Capital
In accordance with its obligations under Rule 5.6.1 of the Disclosure and Transparency Rules of the Financial Services Authority (“FSA”) Handbook, Wolseley plc confirms that as at 28 February 2007, its capital consists of [659,276,204] ordinary shares of 25 pence, each admitted to the Official List of the FSA and to trading on the London Stock Exchange’s market for listed securities. The total number of voting rights in respect of these ordinary shares is [659,276,204], each share having one vote. Wolseley plc does not hold any shares in treasury.
In addition, Wolseley plc has entered into a level II American Depositary Receipt programme, under which ordinary shares of 25 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 25 pence each traded in the form of American Depositary Shares are included within the totals set out above.
The figure noted above may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Wolseley plc, under the FSA’s Disclosure and Transparency Rules.